Exhibit 19.1

Corvex, Inc.

Insider Trading Policy

Purpose

Corvex, Inc. (the “Company”) has adopted this Insider Trading Policy (the “Policy”) to promote compliance with federal securities laws and regulations adopted by the Securities and Exchange Commission (the “SEC”) by directors, officers, employees and consultants of the Company and its affiliates, as well as any immediate family members sharing the household of any of the foregoing, and any entities controlled by any of the foregoing persons, including corporations, partnerships or trusts (collectively, the “Covered Persons”). The Policy is also designed to preserve the reputation of the Company and its employees and affiliates concerning integrity and ethical conduct and to protect against related legal liability. The Policy governs transactions in securities of the Company or any other company where conflicts of interest could arise. As a result of applicable securities laws and this Policy, Covered Persons may, from time to time, have to forego or delay a desired securities transaction, and may suffer economic loss or forego anticipated profit as a result.

Policy

No Covered Person may trade in the Company’s securities unless certain that he or she does not possess material non-public information. No Covered Person may disclose, or “tip,” such information to others who might use it for trading, might pass it along to others who might trade, or might use it for any other improper purpose.

Similarly, Covered Persons may not purchase or sell, offer to purchase or sell, or otherwise trade in securities of any other company unless they are certain that they do not possess any material non-public information about that company which they obtained in the course of their employment or consulting relationship with the Company, such as information about a major contract or merger being negotiated. No Covered Person may “tip” such information to others who might use it for trading or might pass it along to others who might trade, or otherwise potentially use it for any improper purpose.

No person subject to this Policy may make recommendations or express opinions on trading in the Company’s securities while in possession of material non-public information, except to advise others not to trade in the Company’s securities if doing so might violate the law or this Policy.

Covered Persons must “pre-clear” all trading in Company securities in accordance with the procedures set forth below in the section entitled “Pre-Clearance of Securities Transactions.”

Inside information relating to the Company is the property of the Company, and the unauthorized disclosure of such information is prohibited.

The Director of Compliance shall have the authority to administer and interpret this Policy.

All Covered Persons will be required to undergo periodic training regarding this policy, and to certify that they have read, understand, and will abide by the terms of the policy on an annual basis.

Definitions

Material information is any information that would likely affect the market price of a company’s securities, or which would be likely to be considered important by a reasonable investor in determining whether to buy, sell or hold such securities. While it is not possible to list all types of information which might be considered material under particular circumstances, information concerning the following subjects are particularly likely to be found material:

●	Earnings, revenues, financial results, projections or forecasts;

●	Significant development invention, discovery or advancement in the Company’s product offerings and technology platforms;

●	significant transactions, such as mergers, acquisitions, tender offers or sales of substantial assets;

●	a change in control;

●	financings or restructurings;

●	a stock split;

●	changes in debt ratings;

●	significant write-downs of assets;

●	additions to reserves or contingent liabilities;

●	liquidity problems;

●	significant change in the management or the board of directors;

●	changes in dividend policies;

●	public or private offerings of securities;

●	public or private sale of a significant amount of securities;

●	major price or sales and marketing changes for the Company’s product offerings and technology platforms;

●	a conclusion by management or the board of directors or a notification from an independent auditor that previously issued financial statements may need to be restated or should no longer be relied upon;

●	significant legal or regulatory developments or noncompliance thereof, whether actual or threatened;

●	entry into a material customer or supplier contract;

●	threatened or actual significant litigation or investigations by government authorities, cybersecurity attacks, breaches or similar events; and

●	awards, delays or losses of significant contracts.

The information may be positive or negative, whether expressed or implied, and includes the act of confirming or denying existing information without necessarily presenting new information. Material information is not limited to historical facts but may also include projections and forecasts. The public, the media, and the courts may use hindsight in judging what is material. When in doubt about whether certain information would be considered material, you should presume it is material and consult with the Company’s designated compliance officer (the “Director of Compliance”).

“Non-public information” or “inside information”, means information that has not been disseminated in a manner that makes it available to investors generally. Information will generally be considered non-public until (1) the information has been disclosed in a press release distributed through a widely circulated news or wire service, in a public filing made with the SEC (such as a report on Form 10- K, Form 10-Q or Form 8-K), or other method, or combination of methods, designed to provide broad, non-exclusionary distribution of the information to the public, and (2) a sufficient amount of time has passed and the market has had an opportunity to absorb and evaluate the information. For purposes of this Policy, a sufficient amount of time is at least one (1) full trading day, or such longer period as determined by the Director of Compliance, after the disclosure of the information in the manner(s) described above. If you are not sure whether information is considered public, you should either consult with the Director of Compliance or assume that the information is non-public and treat it as confidential. If you are unclear whether information is “non-public,” you should consult with the Director of Compliance.

Securities include any type of stock, share, limited partnership interest, or bond, debt or other fixed income instrument issued by a business, organization or government agency or instrumentality. It also includes buying, selling or writing an option or some other instrument that derives its value from another security, such as put and call options and convertible debentures or preferred stock, as well as debt securities such as bonds and notes.

Trading includes buying or selling or any other transaction involving publicly-traded securities (such as “shorting” a stock), including gifts or pledges of the securities of the Company.

Insider Trading Compliance Officer

Unless the Board of Directors provides otherwise, the Company’s Director of Compliance shall act as the Company’s initial insider trading compliance officer; provided, however, that if the Director of Compliance is a party to a proposed trade, transaction or inquiry relating to this Policy, the Company’s Chief Executive Officers shall act as the compliance officer with respect to such proposed trade, transaction or inquiry, and shall consult with the Chair of the Audit Committee as needed. The Director of Compliance may delegate his or her authority to act as the compliance officer as he or she deem necessary or appropriate in his or her sole discretion. The duties of the Director of Compliance and his or her delegees may include the following:

●	Administering, monitoring and enforcing compliance with the Policy.

●	Informing directors, officers and employees of open and closed trading periods during which trading in Company securities may occur.

●	Responding to all inquiries relating to this Policy and its procedures.

●	Designating and announcing special blackout periods during which no Covered Persons may trade in Company securities.

●	Providing copies of this Policy and other appropriate materials to all current and new directors, officers and employees, and such other persons as the Director of Compliance determines have access to material non-public information concerning the Company.

●	Administering, monitoring and enforcing compliance with federal and state insider trading laws and regulations.

●	Assisting in the preparation and filing of all required SEC reports relating to trading in Company securities, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

●	Maintaining as Company records originals or copies of all documents required by the provisions of this Policy or the procedures set forth herein, and copies of all required SEC reports relating to insider trading, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

●	Revising the Policy as necessary to reflect changes in federal or state insider trading laws and regulations.

●	Designing and requiring training about the obligations of this Policy as the Director of Compliance considers appropriate.

Additional Prohibitions and Guidance

Short Sales and Derivatives.

Short sales of the Company’s securities (a sale of securities which are not then owned), including a “sale against the box” (a sale with delayed delivery) are prohibited.

No Covered Person may ever engage in transactions in publicly traded options, such as puts, calls and other derivative securities, relating to the Company. This prohibition also extends to various forms of hedging transactions or monetization transactions, such as zero-cost collars and forward sale contracts, as they involve the establishment of a short position in the Company’s securities. This prohibition does not prevent employees from exercising company-issued options, subject to the other restrictions of this Policy.

Standing Orders

Standing orders (except standing orders under approved 10b5-1 Plans, as defined below) should be used only for a brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when you are in possession of material non-public information.

Margin Accounts and Pledges

Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan or, in many instances, if the value of the collateral declines. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material non-public information regarding the Company, Covered Persons are prohibited from holding securities of the Company in a margin account or pledging such securities as collateral for a loan. An exception to this prohibition may be permitted in certain limited circumstances with the advance written approval of the Company’s Director of Compliance.

10b5-1 Plans

Rule 10b5-1 provides a defense from insider trading liability under Rule 10b-5. To be eligible for this defense, a Covered Person may enter into a plan under Rule 10b5-1 for trading in the Company’s stock (a “10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, the Company’s stock may be purchased or sold without regard to certain insider trading restrictions.

To comply with this insider trading policy, a 10b5-1 Plan must be approved by the Director of Compliance and meet the requirements of Rule 10b5-1. For additional information, see the section titled “Pre-Clearance of Rule 10b5-1 Plans” below.

In general, a 10b5-1 Plan must be entered into at a time when there is no undisclosed material information. Once the plan is adopted, the Covered Person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Internet and Social Media

Because of the potential for abuse of the prohibition on “tipping,” Covered Persons are prohibited from posting any information on Internet chat rooms, social media or other types of public forums where the Company or the Company’s securities are a topic.

Blackout Policy

As part of this Policy, the Company has adopted a blackout policy that prohibits trading in the Company’s securities by Covered Persons. The quarterly blackout period begins fifteen (15) days prior to the end of every fiscal quarter and ends after one (1) full trading day has elapsed after the Company’s earnings for that quarter are publicly released.

Who is covered by this blackout policy?

●	All Covered Persons

What transactions are prohibited during a blackout period?

●	Open market purchase or sale of the Company’s securities

●	Purchase or sale of the Company’s securities through a broker

●	Exercise of stock options where all or a portion of the acquired stock is sold during the blackout period

What transactions are allowed during a blackout period?

●	Exercise of stock options where no Company stock is sold in the market to fund the option exercise

●	Transactions pursuant to 10b5-1 Plans approved by the Director of Compliance in accordance with this Policy

In addition to the standard end-of-quarter blackout periods, the Company may, from time to time, impose other blackout periods (a “special blackout period”) upon notice to those persons who are affected. The scope of persons affected may be broader than, or different from, the persons described above.

Pre-Clearance of Securities Transactions

All Covered Persons are obligated to pre-clear transactions in the Company’s securities. These transactions include all transactions noted above as being prohibited during a blackout period. Pre-clearance is not required for the trading of securities under an approved 10b5-1 Plan.

Who authorizes the clearance?

●	Director of Compliance; or

●	a Co-Chief Executive Officer, in the event the Director of Compliance is seeking pre-clearance.

Requests for pre-clearance must be submitted via email to the Director of Compliance at least two (2) business days in advance of each proposed transaction. If the Covered Person does not receive a response from the Director of Compliance within 24 hours, the Covered Person must follow up to ensure that the message was received. Each Covered Person’s request for pre-clearance should include the following information:

●	The nature of the proposed transaction.

●	The expected date of the transaction.

●	The number of shares involved.

●	If the transaction involves a stock option exercise, the specific option to be exercised.

●	Contact information for the broker who will execute the transaction.

●	A representation that the Covered Person has carefully considered whether he or she may be aware of any material non-public information relating to the Company (describing any borderline matters or items of potential concern) and has concluded that he or she does not.

●	Whether the transaction complies with all rules and regulations, including Rule 144, Rule 701, Form S-8, and Section 16 of the Exchange Act, applicable to securities transactions by the Covered Person.

●	Any other information that is material to the Director of Compliance’s consideration of the proposed transaction.

The Director of Compliance may withhold or condition pre-clearance in his or her sole discretion. If the proposed transaction is pre-cleared, the Covered Person may proceed with it on the approved terms within three (3) days of the pre-clearance, provided that he or she complies with all other securities law and Company requirements, such as Rule 144 and Section 16 reporting obligations, prohibitions regarding trading on the basis of inside information, and compliance with any special blackout periods imposed by the Company prior to the completion of the trade. Notwithstanding receipt of pre-clearance, if the Covered Person becomes aware of material non-public information or becomes subject to a blackout period before the transaction is effected, the transaction may not be completed.

Pre-Clearance of Rule 10b5-1 Plans

Pre-clearance by the Director of Compliance is required to enter into, modify or terminate a 10b5-1 Plan. Plans that are not pre-cleared may not be used. Pre-clearance must be requested at least five (5) full trading days prior to entry into or modification of the 10b5-1 Plan and be accompanied by a copy of the plan. However, pre-clearance will not be required for individual transactions effected pursuant to a pre-cleared 10b5-1 Plan. All Section 16 reporting persons must immediately report the results of transactions effected under a trading plan to the Director of Compliance since they will be reportable on Form 4 within two (2) business days following the execution of the trade.

Special Guidelines for Rule 10b5-1 Plans

Notwithstanding the foregoing, a Covered Person will not be deemed to have violated this Policy for transactions pursuant to a 10b5-1 Plan that has been pre-cleared by the Director of Compliance. The Director of Compliance may withhold or condition pre-clearance of any proposed 10b5-1 Plan (each, a “Proposed Plan”) for any reason, in his or her sole discretion.

A. The Director of Compliance will not pre-clear a Proposed Plan if he or she concludes that the Proposed Plan:

●	Fails to comply with the requirements of Rule 10b5-1 and the SEC’s rules thereon, as amended from time to time;

●	Would permit a transaction to occur before the later of (i) ninety (90) days after adoption (including deemed adoption) of the Proposed Plan or (ii) two (2) business days after disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the quarter in which the Proposed Plan was adopted (subject to a maximum of one hundred and twenty (120) days after adoption of the Proposed Plan).

●	Is established during a “closed” window period or a special blackout period, or the Covered Person is unable to represent to the satisfaction of the Director of Compliance that the Covered Person is not in possession of material non-public information regarding the Company.

●	Lacks appropriate mechanisms to ensure that the Covered Person complies with all rules and regulations, including Rule 144, Rule 701, Form S-8, and Section 16 of the Exchange Act, to the extent applicable to securities transactions by the Covered Persons.

●	Does not provide the Company the right to suspend all transactions under the Proposed Plan if the Director of Compliance, in his or her sole discretion, deems such suspension necessary or advisable, including suspensions to comply with any “lock-up” agreement the Company agrees to in connection with a financing or other similar events.

●	Exposes the Company to liability under any other applicable state or federal rule, regulation or law;

●	Creates any appearance of impropriety;

●	Fails to meet guidelines established by the Company; or

●	Otherwise fails to satisfy the Director of Compliance for any reason.

B.	Any modifications to or deviations from a 10b5-1 Plan are deemed to be the Covered Person entering into a new 10b5-1 Plan and, accordingly, require pre-clearance of such modification or deviation pursuant to this Policy.

C.	Any termination of a 10b5-1 Plan must be immediately reported to the Director of Compliance. If a Covered Person has pre-cleared a new 10b5-1 Plan (the “Second Plan”) intended to succeed an earlier pre-cleared 10b5-1 Plan (the “First Plan”), the Covered Person may not affirmatively terminate the First Plan without pre-clearance pursuant to this Policy.

D.	Neither the Company, nor any Covered Person shall be deemed, solely by their pre-clearance of a Proposed Plan, to have represented that it complies with Rule 10b5-1 or to have assumed any liability or responsibility to the Covered Person or any other party if the 10b5-1 Plan fails to comply with Rule 10b5-1.

E.	Upon entering into or amending a 10b5-1 Plan, the Covered Person must promptly provide a copy of the plan to the Company and, upon request, confirm the Company’s planned disclosure regarding the entry into or termination of a plan (including the date of adoption or termination of the plan, duration of the plan, and aggregate number of securities to be sold or purchased under the plan).

Post-Termination Transactions

Applicable securities laws continue to apply to transactions in Company securities even after service with the Company has ended. Covered Persons in possession of material non-public information at the time of their termination, may not purchase or sell Company securities until that information has become public or is no longer material.

Section 16 Reports

The Company’s officers (as defined in Rule 16a-1(f) of the Exchange Act), directors and any shareholder beneficially owning more than 10% of a class of the Company’s equity securities registered under the Exchange Act (collectively, the “Section 16 insiders”) are obligated to file Section 16 reports when they engage in transactions in the Company’s securities. Although the Chief Financial Officer’s office will assist reporting persons in preparing and filing the required reports, the reporting persons retain responsibility for the reports.

To facilitate timely reporting under Section 16 of the Exchange Act, Section 16 insiders are required, on the same day as the trade date, or, with respect to transactions effected pursuant to a 10b5-1 Plan, on the day the Section 16 insider is advised of the terms of the transaction, (a) report the details of each transaction to the Chief Financial Officer and (b) arrange with persons whose trades must be reported by the Section 16 insider under Section 16 (such as immediate family members living in the Section 16 insider’s household) to immediately report directly to the Company and to the Section 16 insider the following transaction details:

●	Transaction date (trade date)

●	Number of shares involved.

●	Price per share at which the transaction was executed (before addition or deduction of brokerage commission and other transaction fees). For stock option exercises, the specific option exercised.

●	Contact information for the broker who executed the transaction.

●	Specific representation that the Section 16 insider is not in possession of material non-public information.

●	A specific representation whether the transaction was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

Form 144 Reports

Section 16 insiders and certain other affiliates of the Company may be required to file Form 144 before making an open market sale of the Company’s securities. Form 144 notifies the SEC of your intent to sell the Company’s securities. This form is generally prepared and filed by your broker and is in addition to the Section 16 reports described above.

Penalties for Non-Compliance

Penalties under the SEC for violations of insider trading laws, which prohibit trading on material non-public information, apply to both the individuals involved in such unlawful conduct and their employers and supervisors, and include: (1) imprisonment, (2) criminal fines, (3) civil penalties, (4) prejudgment interest, and (5) private party damages. In addition, violation of this Policy could result in termination or other disciplinary action. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory. If you have questions regarding any of the provisions of this Policy, please contact the Director of Compliance.

Certification

Each year, all Company personnel will be required to certify that they have received and read a copy of the Policy and to certify compliance with it. In the event that an individual fails to make such a certification, the Company, in its discretion, may request information or documentation, including records relating to securities trading, or take such other action as it may deem appropriate to assure compliance with the Policy.

Amended: March, 2026